SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of February, 2007

Commission File Number 0-30860

Axcan Pharma Inc.

(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

This Form 6-K consists of: (1) A press release dated February 8, 2007; (2) Consolidated Financial Statements for the quarter ended December 31, 2006; and (3) Interim Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: February 9, 2007	By:	__/s/ Steve Gannon_________
Name:	Steve Gannon
Title:	Senior Vice President and Chief Financial Officer